SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

zulily, inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

989774104
(CUSIP Number)

December 31, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 19 Pages

Exhibit Index Contained on Page 18

CUSIP NO. 989774104	13 G	Page 2 of 19

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) AH Parallel Fund III, L.P. (“AH Parallel III”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

4,613,245 shares[1], except that AH Equity Partners III (Parallel), L.L.C. (“AH Equity Parallel III”), the general partner of AH Parallel III, may be deemed to have sole power to vote these shares, and Marc Andreessen (“Andreessen”) and Ben Horowitz (“Horowitz”), the managing members of AH Equity Parallel III, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

4,613,245 shares[1], except that AH Equity Parallel III, the general partner of AH Parallel III, may be deemed to have sole power to dispose of these shares, and Andreessen and Horowitz, the managing members of AH Equity Parallel III, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,613,245
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 25.7%[2]
12	TYPE OF REPORTING PERSON* PN

1 Represents 4,613,245 shares of Class B Common Stock held directly by AH Parallel III. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock.

2 Based on 13,225,000 shares of the Issuer’s Class A Common Stock outstanding as of December 31, 2013, as reported by the Issuer to the Reporting Person, plus 4,613,245 shares of the Issuer’s Class B Common Stock held by the Reporting Persons as of December 31, 2013, which are treated as converted into Class A common stock only for the purpose of computing the percentage ownership of the Reporting Person.

The 4,613,245 shares of Class B Common Stock held by the Reporting Person represent 3.7% of the Issuer’s outstanding Common Stock as of December 31, 2013, based on a total of 123,384,785 shares of Common Stock outstanding as of December 31, 2013, as reported by the Issuer to the Reporting Person, and represent approximately 4.1% of the combined voting power of the Issuer’s Common Stock.

CUSIP NO. 989774104	13 G	Page 3 of 19

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) AH Parallel Fund III-A, L.P. (“AH Parallel III-A”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

37,511 shares[1], except that AH Equity Parallel III, the general partner of AH Parallel III-A, may be deemed to have sole power to vote these shares, and Andreessen and Horowitz, the managing members of AH Equity Parallel III, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

37,511 shares[1], except that AH Equity Parallel III, the general partner of AH Parallel III-A, may be deemed to have sole power to dispose of these shares, and Andreessen and Horowitz, the managing members of AH Equity Parallel III, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,511
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.3%[2]
12	TYPE OF REPORTING PERSON* PN

1 Represents 37,511 shares of Class B Common Stock held directly by AH Parallel III-A. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock.

2 Based on 13,225,000 shares of the Issuer’s Class A Common Stock outstanding as of December 31, 2013, as reported by the Issuer to the Reporting Person, plus 37,511 shares of the Issuer’s Class B Common Stock held by the Reporting Persons as of December 31, 2013, which are treated as converted into Class A common stock only for the purpose of computing the percentage ownership of the Reporting Person.

The 37,511 shares of Class B Common Stock held by the Reporting Person represent 0.03% of the Issuer’s outstanding Common Stock as of December 31, 2013, based on a total of 123,384,785 shares of Common Stock outstanding as of December 31, 2013, as reported by the Issuer to the Reporting Person, and represent approximately 0.03% of the combined voting power of the Issuer’s Common Stock.

CUSIP NO. 989774104	13 G	Page 4 of 19

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) AH Parallel Fund III-B, L.P. (“AH Parallel III-B”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

53,596 shares[1], except that AH Equity Parallel III, the general partner of AH Parallel III-B, may be deemed to have sole power to vote these shares, and Andreessen and Horowitz, the managing members of AH Equity Parallel III, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

53,596 shares[1], except that AH Equity Parallel III, the general partner of AH Parallel III-B, may be deemed to have sole power to dispose of these shares, and Andreessen and Horowitz, the managing members of AH Equity Parallel III, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 53,596
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.4% [2]
12	TYPE OF REPORTING PERSON* PN

1 Represents 53,596 shares of Class B Common Stock held directly by AH Parallel III-B. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock.

2 Based on 13,225,000 shares of the Issuer’s Class A Common Stock outstanding as of December 31, 2013, as reported by the Issuer to the Reporting Person, plus 53,596 shares of the Issuer’s Class B Common Stock held by the Reporting Persons as of December 31, 2013, which are treated as converted into Class A common stock only for the purpose of computing the percentage ownership of the Reporting Person.

The 53,596 shares of Class B Common Stock held by the Reporting Person represent 0.04% of the Issuer’s outstanding Common Stock as of December 31, 2013, based on a total of 123,384,785 shares of Common Stock outstanding as of December 31, 2013, as reported by the Issuer to the Reporting Person, and represent approximately 0.05% of the combined voting power of the Issuer’s Common Stock.

CUSIP NO. 989774104	13 G	Page 5 of 19

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) AH Parallel Fund III-Q, L.P. (“AH Parallel III-Q”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

356,590 shares[1], except that AH Equity Parallel III, the general partner of AH Parallel III-Q, may be deemed to have sole power to vote these shares, and Andreessen and Horowitz, the managing members of AH Equity Parallel III, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

356,590 shares[1], except that AH Equity Parallel III, the general partner of AH Parallel III-Q, may be deemed to have sole power to dispose of these shares, and Andreessen and Horowitz, the managing members of AH Equity Parallel III, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 356,590
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.6% [2]
12	TYPE OF REPORTING PERSON* PN

1 Represents 356,590 shares of Class B Common Stock held directly by AH Parallel III-Q. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock.

2 Based on 13,225,000 shares of the Issuer’s Class A Common Stock outstanding as of December 31, 2013, as reported by the Issuer to the Reporting Person, plus 356,590 shares of the Issuer’s Class B Common Stock held by the Reporting Persons as of December 31, 2013, which are treated as converted into Class A common stock only for the purpose of computing the percentage ownership of the Reporting Person.

The 356,590 shares of Class B Common Stock held by the Reporting Person represent 0.3% of the Issuer’s outstanding Common Stock as of December 31, 2013, based on a total of 123,384,785 shares of Common Stock outstanding as of December 31, 2013, as reported by the Issuer to the Reporting Person, and represent approximately 0.3% of the combined voting power of the Issuer’s Common Stock.

CUSIP NO. 989774104	13 G	Page 6 of 19

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) AH Equity Partners III (Parallel), L.L.C. (“AH Equity Parallel III”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

5,060,942 shares[1], of which 4,613,245 shares are directly owned by AH Parallel III, 37,511 shares are directly owned by AH Parallel III-A, 53,596 are directly owned by AH Parallel III-B, and 356,590 are directly owned by AH Parallel III-Q. AH Equity Parallel III, the general partner of AH Parallel III, AH Parallel III-A, AH Parallel III-B and AH Parallel III-Q, may be deemed to have sole power to vote these shares, and Andreessen and Horowitz, the managing members of AH Equity Parallel III, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7	5,060,942 shares[1], of which 4,613,245 shares are directly owned by AH Parallel III, 37,511 shares are directly owned by AH Parallel III-A, 53,596 are directly owned by AH Parallel III-B, and 356,590 are directly owned by AH Parallel III-Q. AH Equity Parallel III, the general partner of AH Parallel III, AH Parallel III-A, AH Parallel III-B and AH Parallel III-Q, may be deemed to have sole power to dispose of these shares, and Andreessen and Horowitz, the managing members of AH Equity Parallel III, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,060,942
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 27.7% [2]
12	TYPE OF REPORTING PERSON* OO

1 Represents 5,060,942 shares of Class B Common Stock. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock.

2 Based on 13,225,000 shares of the Issuer’s Class A Common Stock outstanding as of December 31, 2013, as reported by the Issuer to the Reporting Person, plus 5,060,942 shares of the Issuer’s Class B Common Stock held by the Reporting Persons as of December 31, 2013, which are treated as converted into Class A common stock only for the purpose of computing the percentage ownership of the Reporting Person.

The 5,060,942 shares of Class B Common Stock held by the Reporting Person represent 4.1% of the Issuer’s outstanding Common Stock as of December 31, 2013, based on a total of 123,384,785 shares of Common Stock outstanding as of December 31, 2013, as reported by the Issuer to the Reporting Person, and represent approximately 4.5% of the combined voting power of the Issuer’s Common Stock.

CUSIP NO. 989774104	13 G	Page 7 of 19

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Andreessen Horowitz Fund III, L.P. (“AH III”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

2,193,733 shares[1], except that AH Equity Partners III, L.L.C. (“AH Equity III”), the general partner of AH III, may be deemed to have sole power to vote these shares, and Andreessen and Horowitz, the managing members of AH Equity III, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

2,193,733 shares[1], except that AH Equity III, the general partner of AH III, may be deemed to have sole power to dispose of these shares, and Andreessen and Horowitz, the managing members of AH Equity III, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,193,733
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 14.2% [2]
12	TYPE OF REPORTING PERSON* PN

1 Represents 2,193,733 shares of Class B Common Stock held directly by AH III. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock,

2 Based on 13,225,000 shares of the Issuer’s Class A Common Stock outstanding as of December 31, 2013, as reported by the Issuer to the Reporting Person, plus 2,193,733 shares of the Issuer’s Class B Common Stock held by the Reporting Persons as of December 31, 2013, which are treated as converted into Class A common stock only for the purpose of computing the percentage ownership of the Reporting Person.

The 2,193,733 shares of Class B Common Stock held by the Reporting Person represent 1.8% of the Issuer’s outstanding Common Stock as of December 31, 2013, based on a total of 123,384,785 shares of Common Stock outstanding as of December 31, 2013, as reported by the Issuer to the Reporting Person, and represent approximately 2.0% of the combined voting power of the Issuer’s Common Stock.

CUSIP NO. 989774104	13 G	Page 8 of 19

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Andreessen Horowitz Fund III-A, L.P. (“AH III-A”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

17,834 shares[1], except that AH Equity III, the general partner of AH III-A, may be deemed to have sole power to vote these shares, and Andreessen and Horowitz, the managing members of AH Equity III, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

17,834 shares[1], except that AH Equity III, the general partner of AH III-A, may be deemed to have sole power to dispose of these shares, and Andreessen and Horowitz, the managing members of AH Equity III, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,834
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1% [2]
12	TYPE OF REPORTING PERSON* PN

1 Represents 17,834 shares of Class B Common Stock held directly by AH III-A. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock.

2 Based on 13,225,000 shares of the Issuer’s Class A Common Stock outstanding as of December 31, 2013, as reported by the Issuer to the Reporting Person, plus 17,834 shares of the Issuer’s Class B Common Stock held by the Reporting Persons as of December 31, 2013, which are treated as converted into Class A common stock only for the purpose of computing the percentage ownership of the Reporting Person.

The 17,834 shares of Class B Common Stock held by the Reporting Person represent 0.01% of the Issuer’s outstanding Common Stock as of December 31, 2013, based on a total of 123,384,785 shares of Common Stock outstanding as of December 31, 2013, as reported by the Issuer to the Reporting Person, and represent approximately 0.02% of the combined voting power of the Issuer’s Common Stock.

CUSIP NO. 989774104	13 G	Page 9 of 19

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Andreessen Horowitz Fund III-B, L.P. (“AH III-B”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

25,482 shares[1], except that AH Equity III, the general partner of AH III-B, may be deemed to have sole power to vote these shares, and Andreessen and Horowitz, the managing members of AH Equity III, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

25,482 shares[1], except that AH Equity III, the general partner of AH III-B, may be deemed to have sole power to dispose of these shares, and Andreessen and Horowitz, the managing members of AH Equity III, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,482
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.2%[2]
12	TYPE OF REPORTING PERSON* PN

1 Represents 25,482 shares of Class B Common Stock held directly by AH III-B. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock.

2 Based on 13,225,000 shares of the Issuer’s Class A Common Stock outstanding as of December 31, 2013, as reported by the Issuer to the Reporting Person, plus 25,482 shares of the Issuer’s Class B Common Stock held by the Reporting Persons as of December 31, 2013, which are treated as converted into Class A common stock only for the purpose of computing the percentage ownership of the Reporting Person.

The 25,482 shares of Class B Common Stock held by the Reporting Person represent 0.02% of the Issuer’s outstanding Common Stock as of December 31, 2013, based on a total of 123,384,785 shares of Common Stock outstanding as of December 31, 2013, as reported by the Issuer to the Reporting Person, and represent approximately 0.02% of the combined voting power of the Issuer’s Common Stock.

CUSIP NO. 989774104	13 G	Page 10 of 19

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Andreessen Horowitz Fund III-Q, L.P. (“AH III-Q”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

169,541 shares[1], except that AH Equity III, the general partner of AH III-Q, may be deemed to have sole power to vote these shares, and Andreessen and Horowitz, the managing members of AH Equity III, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

169,541 shares[1], except that AH Equity III, the general partner of AH III-Q, may be deemed to have sole power to dispose of these shares, and Andreessen and Horowitz, the managing members of AH Equity III, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 169,541
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.3%[2]
12	TYPE OF REPORTING PERSON* PN

1 Represents 169,541 shares of Class B Common Stock held directly by AH III-Q. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock.

2 Based on 13,225,000 shares of the Issuer’s Class A Common Stock outstanding as of December 31, 2013, as reported by the Issuer to the Reporting Person, plus 169,541 shares of the Issuer’s Class B Common Stock held by the Reporting Persons as of December 31, 2013, which are treated as converted into Class A common stock only for the purpose of computing the percentage ownership of the Reporting Person.

The 169,541 shares of Class B Common Stock held by the Reporting Person represent 0.1% of the Issuer’s outstanding Common Stock as of December 31, 2013, based on a total of 123,384,785 shares of Common Stock outstanding as of December 31, 2013, as reported by the Issuer to the Reporting Person, and represent approximately 0.2% of the combined voting power of the Issuer’s Common Stock.

CUSIP NO. 989774104	13 G	Page 11 of 19

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) AH Equity Partners III, L.L.C. (“AH Equity III”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

2,406,590 shares[1], of which 2,193,733 shares are directly owned by AH III, 17,834 shares are directly owned by AH III-A, 25,482 are directly owned by AH III-B, and 169,541 are directly owned by AH III-Q. AH Equity III, the general partner of AH III, AH III-A, AH III-B and AH III-Q, may be deemed to have sole power to vote these shares, and Andreessen and Horowitz, the managing members of AH Equity III, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7	2,406,590 shares[1], of which 2,193,733 shares are directly owned by AH III, 17,834 shares are directly owned by AH III-A, 25,482 are directly owned by AH III-B, and 169,541 are directly owned by AH III-Q. AH Equity III, the general partner of AH III, AH III-A, AH III-B and AH III-Q, may be deemed to have sole power to dispose of these shares, and Andreessen and Horowitz, the managing members of AH Equity III, may be deemed to have shared power to dispose of these shares.
	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,406,590
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.4%[2]
12	TYPE OF REPORTING PERSON* OO

1 Represents 2,406,590 shares of Class B Common Stock. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock.

2 Based on 13,225,000 shares of the Issuer’s Class A Common Stock outstanding as of December 31, 2013, as reported by the Issuer to the Reporting Person, plus 2,406,590 shares of the Issuer’s Class B Common Stock held by the Reporting Persons as of December 31, 2013, which are treated as converted into Class A common stock only for the purpose of computing the percentage ownership of the Reporting Person.

The 2,406,590 shares of Class B Common Stock held by the Reporting Person represent 2.0% of the Issuer’s outstanding Common Stock as of December 31, 2013, based on a total of 123,384,785 shares of Common Stock outstanding as of December 31, 2013, as reported by the Issuer to the Reporting Person, and represent approximately 2.2% of the combined voting power of the Issuer’s Common Stock.

CUSIP NO. 989774104	13 G	Page 12 of 19

1	NAME OF REPORTING PERSONS Marc Andreessen (“Andreessen”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6

SHARED VOTING POWER

7,467,532 shares[1], of which 4,613,245 shares are directly owned by AH Parallel III, 37,511 shares are directly owned by AH Parallel III-A, 53,596 are directly owned by AH Parallel III-B, 356,590 are directly owned by AH Parallel III-Q, 2,193,733 shares are directly owned by AH III, 17,834 shares are directly owned by AH III-A, 25,482 are directly owned by AH III-B, and 169,541 are directly owned by AH III-Q. Andreessen is a managing member of AH Equity Parallel III, the general partner of AH Parallel III, AH Parallel III-A, AH Parallel III-B and AH Parallel III-Q, and a managing member of AH Equity III, the general partner of AH III, AH III-A, AH III-B and AH III-Q, and may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares
	8

SHARED DISPOSITIVE POWER

7,467,532 shares[1], of which 4,613,245 shares are directly owned by AH Parallel III, 37,511 shares are directly owned by AH Parallel III-A, 53,596 are directly owned by AH Parallel III-B, 356,590 are directly owned by AH Parallel III-Q, 2,193,733 shares are directly owned by AH III, 17,834 shares are directly owned by AH III-A, 25,482 are directly owned by AH III-B, and 169,541 are directly owned by AH III-Q. Andreessen is a managing member of AH Equity Parallel III, the general partner of AH Parallel III, AH Parallel III-A, AH Parallel III-B and AH Parallel III-Q, and a managing member of AH Equity III, the general partner of AH III, AH III-A, AH III-B and AH III-Q, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,467,532
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 36.1%[2]
12	TYPE OF REPORTING PERSON* IN

1 Represents 7,467,532 shares of Class B Common Stock. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock.

2 Based on 13,225,000 shares of the Issuer’s Class A Common Stock outstanding as of December 31, 2013, as reported by the Issuer to the Reporting Person, plus 7,467,532 shares of the Issuer’s Class B Common Stock held by the Reporting Persons as of December 31, 2013, which are treated as converted into Class A common stock only for the purpose of computing the percentage ownership of the Reporting Person.

The 7,467,532 shares of Class B Common Stock held by the Reporting Person represent 6.1% of the Issuer’s outstanding Common Stock as of December 31, 2013, based on a total of 123,384,785 shares of Common Stock outstanding as of December 31, 2013, as reported by the Issuer to the Reporting Person, and represent approximately 6.7% of the combined voting power of the Issuer’s Common Stock.

CUSIP NO. 989774104	13 G	Page 13 of 19

1	NAME OF REPORTING PERSONS Ben Horowitz (“Horowitz”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6

SHARED VOTING POWER

7,467,532 shares[1], of which 4,613,245 shares are directly owned by AH Parallel III, 37,511 shares are directly owned by AH Parallel III-A, 53,596 are directly owned by AH Parallel III-B, 356,590 are directly owned by AH Parallel III-Q, 2,193,733 shares are directly owned by AH III, 17,834 shares are directly owned by AH III-A, 25,482 are directly owned by AH III-B, and 169,541 are directly owned by AH III-Q. Horowitz is a managing member of AH Equity Parallel III, the general partner of AH Parallel III, AH Parallel III-A, AH Parallel III-B and AH Parallel III-Q, and a managing member of AH Equity III, the general partner of AH III, AH III-A, AH III-B and AH III-Q, and may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares
	8

SHARED DISPOSITIVE POWER

7,467,532 shares[1], of which 4,613,245 shares are directly owned by AH Parallel III, 37,511 shares are directly owned by AH Parallel III-A, 53,596 are directly owned by AH Parallel III-B, 356,590 are directly owned by AH Parallel III-Q, 2,193,733 shares are directly owned by AH III, 17,834 shares are directly owned by AH III-A, 25,482 are directly owned by AH III-B, and 169,541 are directly owned by AH III-Q. Horowitz is a managing member of AH Equity Parallel III, the general partner of AH Parallel III, AH Parallel III-A, AH Parallel III-B and AH Parallel III-Q, and a managing member of AH Equity III, the general partner of AH III, AH III-A, AH III-B and AH III-Q, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,467,532
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 36.1%[2]
12	TYPE OF REPORTING PERSON* IN

1 Represents 7,467,532 shares of Class B Common Stock. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock.

2 Based on 13,225,000 shares of the Issuer’s Class A Common Stock outstanding as of December 31, 2013, as reported by the Issuer to the Reporting Person, plus 7,467,532 shares of the Issuer’s Class B Common Stock held by the Reporting Persons as of December 31, 2013, which are treated as converted into Class A common stock only for the purpose of computing the percentage ownership of the Reporting Person.

The 7,467,532 shares of Class B Common Stock held by the Reporting Person represent 6.1% of the Issuer’s outstanding Common Stock as of December 31, 2013, based on a total of 123,384,785 shares of Common Stock outstanding as of December 31, 2013, as reported by the Issuer to the Reporting Person, and represent approximately 6.7% of the combined voting power of the Issuer’s Common Stock.

CUSIP NO. 989774104	13 G	Page 14 of 19

ITEM 1(A).	NAME OF ISSUER

zulily, inc.

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

2200 First Avenue South

Seattle, WA 98134

ITEM 2(A).	NAME OF PERSONS FILING

This Schedule 13G is filed by AH Parallel Fund III, L.P., a Delaware limited partnership (“AH Parallel III”), AH Parallel Fund III-A, L.P., a Delaware limited partnership (“AH Parallel III-A”), AH Parallel Fund III-B, L.P., a Delaware limited partnership (“AH Parallel III-B”), AH Parallel Fund III-Q, L.P., a Delaware limited partnership (“AH Parallel III-Q”), AH Equity Partners III (Parallel), L.L.C., a Delaware limited liability company (“AH Equity Parallel III”), Andreessen Horowitz Fund III, L.P., a Delaware limited partnership (“AH III”), Andreessen Horowitz Fund III-A, L.P., a Delaware limited partnership (“AH III-A”), Andreessen Horowitz Fund III-B, L.P., a Delaware limited partnership (“AH III-B”), Andreessen Horowitz Fund III-Q, L.P., a Delaware limited partnership (“AH III-Q ”), AH Equity Partners III, L.L.C., a Delaware limited liability company (“AH Equity III”), and Marc Andreessen (“Andreessen”) and Ben Horowitz (“Horowitz”). The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

AH Equity Parallel III is the general partner of AH Parallel III, AH Parallel III-A, AH Parallel III-B and AH Parallel III-Q, and may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by AH Parallel III, AH Parallel III-A, AH Parallel III-B and AH Parallel III-Q. AH Equity III is the general partner of AH III, AH III-A, AH III-B and AH III-Q and may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by AH III, AH III-A, AH III-B and AH III-Q. Andreessen and Horowitz are managing members of AH Equity Parallel III and AH Equity III, and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by AH Parallel III, AH Parallel III-A, AH Parallel III-B, AH Parallel III-Q, AH III, AH III-A, AH III-B and AH III-Q.

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons is:

Andreessen Horowitz
2865 Sand Hill Road
Suite 101
Menlo Park, California 94025

ITEM 2(C)	CITIZENSHIP

See Row 4 of cover page for each Reporting Person.

ITEM 2(D)	TITLE OF CLASS OF SECURITIES

Class A Common Stock, $0.0001 par value

ITEM 2(E)	CUSIP NUMBER

989774104

CUSIP NO. 989774104	13 G	Page 15 of 19

ITEM 3.	Not Applicable

ITEM 4.	OWNERSHIP

The following information with respect to the ownership of the Class A Common Stock of the issuer by the persons filing this Statement is provided as of December 31, 2013.

(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership agreements of AH Parallel III, AH Parallel III-A, AH Parallel III-B, AH Parallel III-Q, AH III, AH III-A, AH III-B and AH III-Q, and the limited liability company agreements of AH Equity Parallel III and AH Equity III, the general partner and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

CUSIP NO. 989774104	13 G	Page 16 of 19

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATION.

Not applicable.

CUSIP NO. 989774104	13 G	Page 17 of 19

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2014

AH Parallel Fund III, L.P.
AH Parallel Fund III-A, L.P.
AH Parallel Fund III-B, L.P.
AH Parallel Fund III-Q, L.P.

By: AH Equity Partners III (Parallel), L.L.C.
Its: General Partner

By:	/s/ Scott Kupor
Scott Kupor, Chief Operating Officer

Andreessen Horowitz Fund III, L.P.
Andreessen Horowitz Fund III-A, L.P.
Andreessen Horowitz Fund III-B, L.P.
Andreessen Horowitz Fund III-Q, L.P.

By: AH Equity Partners III, L.L.C.
Its: General Partner

By:	/s/ Scott Kupor
Scott Kupor, Chief Operating Officer

AH Equity Partners III (Parallel), L.L.C.

By:	/s/ Scott Kupor
Scott Kupor, Chief Operating Officer

AH Equity Partners III, L.L.C.

By:	/s/ Scott Kupor
Scott Kupor, Chief Operating Officer

Marc Andreessen

/s/ Marc Andreessen
Marc Andreessen

Ben Horowitz

/s/ Ben Horowitz
Ben Horowitz

CUSIP NO. 989774104	13 G	Page 18 of 19

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	19

CUSIP NO. 989774104	13 G	Page 19 of 19

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Class A Common Stock of zulily, inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: February 12, 2014	AH Parallel Fund III, L.P.
AH Parallel Fund III-A, L.P.
AH Parallel Fund III-B, L.P.
AH Parallel Fund III-Q, L.P.

By: AH Equity Partners III (Parallel), L.L.C.
Its: General Partner

	By:	/s/ Scott Kupor
Scott Kupor, Chief Operating Officer

Andreessen Horowitz Fund III, L.P.
Andreessen Horowitz Fund III-A, L.P.
Andreessen Horowitz Fund III-B, L.P.
Andreessen Horowitz Fund III-Q, L.P.

By: AH Equity Partners III, L.L.C.
Its: General Partner

	By:	/s/ Scott Kupor
Scott Kupor, Chief Operating Officer

AH Equity Partners III (Parallel), L.L.C.

	By:	/s/ Scott Kupor
Scott Kupor, Chief Operating Officer

AH Equity Partners III, L.L.C.

	By:	/s/ Scott Kupor
Scott Kupor, Chief Operating Officer

Marc Andreessen

/s/ Marc Andreessen
Marc Andreessen

Ben Horowitz

/s/ Ben Horowitz
Ben Horowitz